

Figure 1: Location Plan


127°00'
KIMBERLEY CRATON
Argyle Mine
Warmun Township
FAULT
FAULT
17°00'
OSMOND FAULT
SPRINGVALE
HALLS CREEK
18°00'
Halls Creek Township
ANGELO FAULT
NORTH AUSTRALIAN CRATON
50 km
19°00'
Sealed Highway
Younger rocks
Retroarc foreland basin (c. 1835 Ma)
Andean type and post-collisional granites (1835–1805 Ma)
Western zone
High-K granite and felsic volcanics (c. 1855 Ma)
Active continental margin (1870–1863 Ma)
Central zone
Rifted arc terrane (c. 1843 Ma)
Island arc terrane (1865–1850 Ma)
Eastern zone
Passive margin sequence (1880–1845 Ma)
Basement (c. 1910 Ma)

Figure 2: Regional Geology of the Kimberley (Tyler 02)


Legend
E 80/3757
Deposits
Silver
Gold
Copper
Tin - Tungsten
GEOLOGY
BISCAY VOLCANICS
Butchers Gully Member
OLYMPIO FORMATION
WOODWARD DOLERITE
Fault
Track
0 490 980
Metres
N

Figure 3: Geology Plan of the Mt. Dockrell Goldfield